SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

XX Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2005

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ____________

Commission file numbers 98-0101920 and 23-1099050 1-15170

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK Puerto Rico Retirement Savings Plan
GlaxoSmithKline
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
England TW8 9GS

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
England TW8 9GS

SmithKline Beecham Corporation
One Franklin Plaza
Philadelphia, PA 19101

EXHIBITS

1. Written consent of PricewaterhouseCoopers L.L.P

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

Date: June 28, 2006

By: ____________________
Michelle Killian
Vice President,
U.S. Benefits

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline p.l.c. of our report dated June 28, 2006 relating to the financial statements of GSK Puerto Rico Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 29, 2006

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2005 and 2004
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2005

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

for the years ended December 31, 2005 and 2004

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Participants and Administrator of
GSK Puerto Rico Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 28, 2006

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
Assets:		
Cash and cash equivalents	$ 3,541,211	$ 3,248,881
Investments (See Note 3)	45,031,696	44,983,240
Receivables:		
Employer contributions	72,401	79,270
Participant contributions	119,654	105,317
Dividends and interest receivable	196,914	211,257
Total receivables	388,970	395,844
Total assets	48,961,877	48,627,965
Liabilities:		
Accrued management fees	2,043	3,339
Total liabilities	2,043	3,339
Net assets available for benefits	$ 48,959,834	$ 48,624,626

See accompanying notes to the financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31, 2005	For the year ended December 31, 2004
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (See Note 3)	$ 1,535,770	$ 1,302,027
Interest	610,739	558,475
Dividends	834,554	871,864
	2,981,063	2,732,366
Contributions:		
Participant	4,801,065	4,800,461
Employer	2,773,602	2,771,168
	7,574,667	7,571,629
Total additions	10,555,730	10,303,995
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	10,212,738	5,791,015
Administrative expenses (See Note 1)	7,784	7,276
Total deductions	10,220,522	5,798,291
Net increase	335,208	4,505,704
Net assets available for benefits:		
Beginning of year	48,624,626	44,118,922
End of year	$ 48,959,834	$ 48,624,626

See accompanying notes to the financial statements.

1. Description of the Plan:

The following description of the GSK Puerto Rico Retirement Savings Plan (the "Plan"), formerly the SB Puerto Rico Retirement Savings Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by SB Pharmco Puerto Rico Inc. (the "Company"). The Plan was established to encourage and assist eligible Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions:

Each year, participants may contribute up to 10% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is invested directly into GlaxoSmithKline plc American Depository Shares(ADSs).

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. The earnings of the investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

1. Description of the Plan, (continued):

Payment of Benefits:

Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Post July 1, 2001, Company matching contributions may not be withdrawn until termination of employment as defined in the Plan document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of a lump sum distribution as cash or ADSs of GlaxoSmithKline plc.

Administrative Expenses:

Certain administrative expenses, specifically management fees relating to fund oversight, are paid directly by the Plan. Certain administrative functions are performed by officers or employees of the SmithKline Beecham Corporation, doing business as GlaxoSmithKline. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee and custodian's fees are paid directly by the Company. During the years ended December 31, 2005 and 2004, the Company paid administrative expenses of $106,702 and $59,463, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the unit value of units held by the Plan at year-end. Investments in the Fidelity Managed Income Portfolio, a common collective trust, are stated at the unit value of the portfolio which is based on the contract value of the underlying benefit-responsive contracts and approximates fair market value.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

2. Summary of Significant Accounting Policies (continued):

Benefits paid to Participants:

Benefits paid to participants from their accounts are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investments:

Investments held by the Plan as of December 31, 2005 and 2004 are as follows:

	2005	2004
ADSs:		
GlaxoSmithKline plc*, **	$ 20,459,847	$ 21,829,161
Mutual funds:		
Fidelity Puritan Fund	2,218,891	1,789,717
Fidelity Magellan Fund	-	2,834,260
Templeton Foreign Fund Class A	951,840	452,515
Fidelity Freedom Income Fund	182,244	141,581
Fidelity Freedom 2000 Fund	110,756	99,151
Fidelity Freedom 2010 Fund	208,752	124,868
Fidelity Freedom 2020 Fund	318,514	196,963
Fidelity Freedom 2030 Fund	111,436	68,630
Fidelity Freedom 2040 Fund	392,188	150,677
Total mutual funds	4,494,621	5,858,362
Common/collective trust funds:		
Fidelity Managed Income Portfolio *	13,560,210	13,289,539
State Street S&P 500 Flagship Fund*	5,509,688	2,475,212
State Street Russell 2000 Index Fund	1,007,330	1,530,966
Total common/collective trust funds	20,077,228	17,295,717
Total investments	$ 45,031,696	$ 44,983,240

* The denoted investments represent 5% or more of the Plan's net assets.

** Includes nonparticipant-directed investments (See Note 4).

3. Investments (continued):

During 2005 and 2004, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated/(depreciated) in value by $1,535,770 and $1,302,027, respectively, as as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2004
GlaxoSmithKline ADSs	$ 1,231,083	$ 524,569
Mutual funds	(30,201)	306,735
Common/ collective trust funds	334,888	470,723
	$ 1,535,770	$ 1,302,027

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments from Company stock ownership account contributions is as follows:

	December 31, 2005	December 31, 2004
Net Assets:		
GlaxoSmithKline ADSs	$ 5,685,599	$ 4,772,410

	For the year ended December 31, 2005	For the year ended December 31, 2004
Changes in Net Assets:		
Contributions	$ 982,215	$ 1,024,668
Net appreciation	422,281	297,727
Benefits paid to participants	(491,307)	(168,663)
	$ 913,189	$ 1,153,732

5. Related Party Transactions:

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2005, the Plan purchased GlaxoSmithKline ADSs in the amount of $1,698,465 and sold GlaxoSmithKline ADSs in the amount of $4,298,862. In 2004, the Plan purchased GlaxoSmithKline ADSs in the amount of $1,180,807 and sold GlaxoSmithKline ADSs in the amount of $427,966

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the Provisions of ERISA.

7. Federal Income Taxes:

Effective January 17, 2001, the Plan is a profit-sharing plan intended to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"). The Plan's trust is exempt from Puerto Rico income taxation under Section 1165(a) of the PR Code. Since all Plan participants are residents of the Commonwealth of Puerto Rico, pursuant to Section 1022(i) (1) of the Employee Retirement Income Security Act of 1974, as amended, the Plan's trust is exempt from federal income taxation under Section 501(a) of the U.S. Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

8. Risks and Uncertainties:

The Plan invests in various investment options through a combination of mutual funds, common/collective trust funds and GlaxoSmithKline American Depository Shares (ADSs). Investment Securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for.

9. Other Matters:

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

9. Other Matters (continued):

Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006 for the Fidelity Managed Income Portfolio, which is comprised of fully benefit-responsive investment contracts. The effect of the FSP on the Plan's financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:

- Investments in common/collective investment funds that hold benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment in common/collective investment funds shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

SUPPLEMENTAL SCHEDULE

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

Schedule H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

	Cost	Fair Value
Cash Equivalents:		
State Street Bank Yield Enhanced STIF*	$3,075,595	$3,075,595
State Street Bank STIF*	465,616	465,616
	3,541,211	3,541,211
ADSs:		
GlaxoSmithKline plc*	$ 15,559,575	$ 20,459,847
Mutual funds:		
Fidelity Puritan Fund	2,153,646	2,218,891
Templeton Foreign Fund Class A	864,693	951,840
Fidelity Freedom Income Fund	178,614	182,244
Fidelity Freedom 2000 Fund	107,970	110,756
Fidelity Freedom 2010 Fund	196,878	208,752
Fidelity Freedom 2020 Fund	278,787	318,514
Fidelity Freedom 2030 Fund	98,574	111,436
Fidelity Freedom 2040 Fund	366,440	392,188
Common/collective trust funds:		
Fidelity Managed Income Portfolio	13,560,211	13,560,211
State Street S&P 500 Flagship Fund*	4,889,466	5,509,688
State Street Russell 2000 Index Fund*	884,132	1,007,330
	39,138,986	45,031,696
Total Investments	$42,680,197	$48,572,907

* Denotes a party-in-interest